Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-232115

This prospectus supplement, together with the short form base shelf prospectus dated June 20, 2019 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus (as defined below), constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Village Farms International, Inc. at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3 (telephone: (407) 936-1190, ext. 340), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO A SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 20, 2019)

New Issue	March 19, 2020

VILLAGE FARMS INTERNATIONAL, INC.

$10,000,000

3,125,000 Common Shares

This prospectus supplement qualifies the distribution to the public (the “Offering”) of 3,125,000 common shares (the “Offered Shares”) of Village Farms International, Inc. (the “Company”) at a price of $3.20 per Offered Share (the “Offering Price”). The Company is a corporation incorporated under the Canada Business Corporations Act (the “CBCA”).

The outstanding common shares of the Company (the “Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VFF” and are also listed on the NASDAQ Capital Market (“NASDAQ”) under the trading symbol “VFF”. On March 18, 2020, the last trading day prior to the public announcement of the Offering, the closing price of the Shares on the TSX and NASDAQ was $3.59 and US$2.51 per Share, respectively.

The Company has applied to have the Offered Shares listed on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements. The Company will provide notice of the Offering to the NASDAQ in accordance with the rules of that exchange.

Price: $3.20 per Offered Share

	Price to the Public	Underwriter’s Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	$3.20	$0.192	$3.008
Total Offering(3)	$10,000,000	$600,000	$9,400,000

Notes:

(1)

Upon closing of the Offering, the Company will pay the Underwriter (as defined below) a cash commission equal to 6% of the gross proceeds of the Offering (the “Underwriter’s Fee”) including pursuant to any exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution”.

(2)	Before deducting the expenses of the Offering, estimated to be $250,000, which, together with the Underwriter’s Fee, will be paid from the proceeds of the Offering.

(3)

The Company has granted to the Underwriter an option (the “Over-Allotment Option”) exercisable in whole or in part, at any time and from time to time, for a period of 30 days from the closing of the Offering to purchase up to 468,750 additional Shares (the “Over-Allotment Shares”) (being equal to 15% of the Offered Shares sold pursuant to the Offering) on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriter’s Fee” and “Net Proceeds to the Company” will be $11,500,000, $690,000 and $10,810,000, respectively, before deducting the expenses of the Offering. This prospectus supplement qualifies the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Shares forming part of the Underwriter’s over-allocation position acquires those Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of such Offered Shares may have tax consequences both in the United States and in Canada. This prospectus supplement may not describe these tax consequences fully. Purchasers of the Offered Shares are urged to consult their own tax advisors.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the CBCA, that a number of the Company’s officers and directors and the experts named in this prospectus supplement are residents of Canada, and that certain of the assets of the Company and these persons are located outside of the United States. In addition, the underwriter named in this prospectus supplement is not resident in the United States. See “Enforceability of Civil Liabilities”.

At the time of closing of the Offering, the Offered Shares will qualify for investment as set out under “Eligibility for Investment”.

Beacon Securities Limited, as sole bookrunner (the “Underwriter”), has agreed to purchase the Offered Shares from the Company at a price of $3.20 per Offered Share, subject to the terms and conditions of the underwriting agreement described under “Plan of Distribution”. The Offering Price was determined by negotiation between the Company and the Underwriter.

The Underwriter, as principal, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the underwriting agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Torys LLP and on behalf of the Underwriter by Fasken Martineau DuMoulin LLP.

The Company has been advised by the Underwriter that, in connection with the Offering, the Underwriter may effect transactions that stabilize or maintain the market price of the Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. The Underwriter may offer the Offered Shares to the public at a price lower than the Offering Price. Notwithstanding any such reduction by the Underwriter in the Offering Price, the Company will still receive net proceeds of $3.008 per Offered Share purchased by the Underwriter under the Offering. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allocation in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about March 24, 2020 or such other date as the Company and the Underwriter may agree, but in any event not later than 42 days after the date of this prospectus supplement (the “Closing Date”). Registrations and transfers of the Offered Shares will be effected electronically through the non-certificated inventory (“NCI”) system administered by CDS Clearing and Depository Services Inc. (“CDS”). Beneficial owners of Offered Shares will not, except in certain limited circumstances, be entitled to receive physical certificates evidencing their ownership of Offered Shares. See “Plan of Distribution”.

The following table sets out the number of Over-Allotment Shares that may be issued pursuant to the Over-Allotment Option:

Underwriter’s Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	468,750 Over-Allotment Shares	30 days from closing of the Offering	$3.20 per Over-Allotment Share

An investment in the Offered Shares is subject to a number of risks that should be carefully considered by prospective investors. Prospective investors should carefully review this prospectus supplement, the short form base shelf prospectus dated June 20, 2019 to which it relates (the “Short Form Prospectus”, as supplemented by this prospectus supplement, the “Prospectus”), and specifically the documents incorporated by reference in the Prospectus, and the risk factors set out herein, in the Short Form Prospectus and in each such document incorporated by reference in the Prospectus before purchasing Offered Shares. It is important for investors to consider the particular risk factors that may affect the industries in which the Company operates. The risk factors identified under the heading “Risk Factors” in this prospectus supplement and in the Annual Information Form (as defined below) should be carefully reviewed and evaluated by prospective investors before making an investment decision. An investment in the Offered Shares is suitable for only those investors who are willing to risk a loss of their entire investment. See “Risk Factors”.

The principal, registered and head office of the Company is located at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3.

ABOUT THIS PROSPECTUS SUPPLEMENT

General Advisory

A prospective purchaser of Offered Shares should read this entire prospectus supplement and the Short Form Prospectus, including the documents incorporated herein and therein by reference, and consult its own professional advisors to assess the income tax, legal, risk and other aspects of its investment in the Offered Shares. A prospective purchaser of Offered Shares should rely only on the information contained in this prospectus supplement and the Short Form Prospectus (including the documents incorporated by reference in the Prospectus). The Company and the Underwriter have not authorized anyone to provide prospective purchasers of Offered Shares with additional or different information. The information contained in this prospectus supplement and the Short Form Prospectus is accurate only as of the date of this prospectus supplement and the Short Form Prospectus, respectively, regardless of the time of delivery of this prospectus supplement or the Short Form Prospectus or any sale of the Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Neither the Company nor the Underwriter is making an offer to sell these securities in any jurisdictions where the offer or sale is not permitted. For prospective purchasers of Offered Shares outside Canada or the United States, neither the Company nor the Underwriter has done anything that would permit the Offering or possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in Canada (except Québec) or the United States. Prospective purchasers of Offered Shares are required to inform themselves about and to observe any restrictions relating to the Offering and the distribution of the Offered Shares under this prospectus supplement.

Interpretation

Unless otherwise noted or the context otherwise requires, the term “cannabis” has the meaning given thereto under the Cannabis Act (Canada).

Where the context requires, all references in this prospectus supplement to the “Offering” include the Over-Allotment Option and all references in this prospectus supplement to “Offered Shares” include the Over-Allotment Shares that may be issued pursuant to the Over-Allotment Option.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus supplement, the Short Form Prospectus or in documents incorporated by reference in the Prospectus concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company has not independently verified any third party information. While the Company believes that such third party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus supplement and in the Annual Information Form under “Risk Factors”.

Presentation of Financial Information

The financial statements of the Company incorporated by reference in this prospectus supplement are presented in United States dollars and have been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this prospectus supplement have been rounded for clarity of presentation.

EXCHANGE RATE INFORMATION

All references to “$”, “C$” or “Canadian dollars” included or incorporated by reference into this prospectus supplement refer to Canadian dollar values. All references to “US$” or “United States dollars” are used to indicate United States dollar values.

The following table sets forth, for each of the periods indicated, the high, low, average and period end spot rates of exchange for one United States dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended December 31,			Nine months ended September 30,
	2019 (C$)	2018 (C$)	2017 (C$)	2019 (C$)	2018 (C$)
High	1.3600	1.3642	1.3743	1.3600	1.3310
Low	1.2988	1.2288	1.2128	1.3038	1.2288
Average	1.3269	1.2957	1.2986	1.3292	1.2876
Period End	1.2988	1.3642	1.2546	1.3243	1.2945

On March 18, 2020, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = C$1.4496. The Company makes no representation that Canadian dollars could be converted into United States dollars at that rate or any other rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement and the documents incorporated by reference herein constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Offering, the use of proceeds of the Offering, the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, expansion plans, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking statements can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this prospectus supplement and in the documents incorporated by reference herein include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; risks related to the global coronavirus pandemic; risks related to the Pure Sunfarms Corp. joint venture for the production of cannabis (the “Joint Venture”), including the Joint Venture’s ability to obtain licenses for its Delta 2 greenhouse facility as well as additional licenses under the Cannabis Act (Canada) for its Delta 3 greenhouse facility, risks relating to conversion of the Company’s greenhouses to cannabis production, the ability to cultivate and distribute cannabis in Canada; risks related to the start-up operations of growing hemp in the United States, including regulatory and statutory rules and regulations at federal (Food and Drug Administration and the United States Department of Agriculture), state and municipal levels, general and hemp specific farming risks, as well as general business risks involved with commencement of new business operations.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian and United States economies will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that market conditions within the greenhouse produce and Canadian cannabis industries generally will be consistent with the current climate, that the United

States hemp business will not be adversely impacted by the evolving United States federal and state regulatory and statutory regime, and that the United States and Canadian capital markets will provide the Company with access to equity and/or debt at reasonable prices or rates when required.

Although the forward-looking statements contained in this prospectus supplement and in the documents incorporated by reference in the Prospectus are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including the Company’s Annual Information Form (as defined below) and management’s discussion and analysis that are incorporated by reference in the Prospectus.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this prospectus supplement and in the documents incorporated by reference in the Prospectus relate only to events or information as of the date on which the statements are made in this prospectus supplement or the respective date of the applicable document incorporated by reference in the Prospectus. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the Short Form Prospectus solely for the purpose of the distribution of the Offered Shares. The Company’s filings through the System for Electronic Document Analysis and Retrieval (SEDAR) are not incorporated by reference in the Prospectus except as specifically listed below.

As of the date hereof, the following documents filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, the Short Form Prospectus as supplemented by this prospectus supplement:

(a)	the Company’s annual information form for the year ended December 31, 2018 dated March 20, 2019 (the “Annual Information Form”);

(b)	the Company’s management information circular dated May 21, 2019 in connection with the annual meeting of shareholders held on June 25, 2019;

(c)

the audited consolidated financial statements of the Company for the financial years ended December 31, 2018 and December 31, 2017, and the notes thereto together with the report of the independent auditors thereon (the “Annual Financial Statements”);

(d)	management’s discussion and analysis of the Company dated March 13, 2019 in respect of the Annual Financial Statements (the “Annual MD&A”);

(e)

the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and September 30, 2018, and the notes thereto (the “Q3 Financial Statements”);

(f)	management’s discussion and analysis of the Company dated November 14, 2019 in respect of the Q3 Financial Statements;

(g)

the Company’s material change report dated April 3, 2019 in respect of the exercise by the Joint Venture of its option to lease the Company’s existing 1.1 million square foot Delta 2 greenhouse facility;

(h)

the Company’s material change report dated April 4, 2019 in respect of the distribution to the public of 1,000,000 Shares at a price of $20.00 per Share pursuant to the (final) short form prospectus of the Company dated April 12, 2019;

(i)	the Company’s material change report dated October 10, 2019 in respect of the Company’s October 2019 equity offering;

(j)	the Company’s material change report dated March 12, 2020 in respect of the Company’s settlement agreement with Emerald Health Therapeutics, Inc. (“Emerald”);

(k)	the Company’s material change report dated March 19, 2020 in respect of the Offering; and

(l)	the template version of the term sheet for the Offering dated March 19, 2020 (the “Marketing Materials”).

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of the distribution of the Offered Shares will be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any documents of the types referred to in the preceding paragraphs (a) through (l) (other than confidential material change reports, if any), together with any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements), as well as all business acquisition reports, filed by the Company with the securities regulatory authorities in any of the provinces of Canada (except Québec) after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into the Prospectus.

The Company has filed a United States registration statement on Form F-10 of which this prospectus supplement forms a part (such registration statement, as amended, the “Registration Statement”) with the SEC relating to the Offered Shares. This prospectus supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement but contained in the Registration Statement will be available on EDGAR at www.sec.gov. In addition, all documents filed by the Company with the SEC on or after the date of this prospectus supplement shall be deemed to be incorporated by reference into the Registration Statement if and to the extent expressly provided in such document.

MARKETING MATERIALS

The Marketing Materials are not part of this prospectus supplement or the Short Form Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement or any amendment. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada (except Québec) in connection with this Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this prospectus supplement (including any amendments to, or an amended version of, any marketing materials) is deemed to be incorporated by reference in the Prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the “Tax Act”), the Offered Shares, if issued on the date hereof, would be, on such date, “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”), provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and NASDAQ.

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP (each a “Plan”), a holder of a TFSA or RDSP, an annuitant under an RRSP or RRIF or a subscriber of an RESP (each a “Plan Holder”) will be subject to a penalty tax if the Offered Shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for a Plan. The Offered Shares will generally not be a prohibited investment for a trust governed by a Plan provided that the Plan Holder deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment” for a Plan if the Offered Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for such Plan. Prospective purchasers who intend to hold the Offered Shares in a Plan should consult their own tax advisors regarding the application of the foregoing prohibited investment rules in their particular circumstances.

THE COMPANY

The Company is a corporation incorporated under the CBCA. The head and registered office of the Company and each of its Canadian subsidiaries is located at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3. The Company is one of the largest and longest-operating vertically integrated greenhouse growers in North America. The Company’s vegetables are grown hydroponically (without the use of soil) in a glass enclosed, high technology environment using sophisticated computer systems to control irrigation, fertilizers, carbon dioxide, light, temperature, ventilation, humidity and other climatic factors. The Company’s tomatoes are produced by plants that have been selected for their taste, quality and other characteristics and are not genetically modified.

The Company owns and currently operates a total of six greenhouse facilities in British Columbia and Texas.

In June 2017, the Company entered into the Joint Venture with Emerald with the objective of seeking to achieve large-scale, low-cost, high quality cannabis production. The Joint Venture was formed by way of a corporation named “Pure Sunfarms Corp.”, which has the purpose of carrying on the business of the Joint Venture. As of the date hereof, the Joint Venture is 57.4% owned by the Company and 42.6% owned by Emerald.

In February 2019, the Company entered into a joint venture with Nature Crisp LLC to pursue the outdoor cultivation of high percentage CBD hemp and CBD extraction in multiple states throughout the United States. This joint venture was formed by way of a corporation named “Village Fields Hemp USA, LLC”, which is 65% owned by the Company and 35% owned by Nature Crisp LLC.

Further information regarding the Company and its business is set out in the Annual Information Form, which is incorporated herein by reference.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since September 30, 2019, the date of the Q3 Financial Statements, which have not been disclosed in the Prospectus or the documents incorporated by reference therein.

On November 27, 2019, the Company announced that the Joint Venture entered into a supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (the “AGLC”) to supply recreational adult-use cannabis products to Alberta’s licensed private retailers. On February 26, 2020, the Company announced that the Joint Venture began shipping branded dried cannabis products to the AGLC.

As previously disclosed on July 11, 2019, the Company no longer meets the definition of a “foreign private issuer” under the United States Securities Exchange Act of 1934, as amended. As a result of becoming a United States domestic issuer, the Company became subject to SEC reporting requirements applicable to a United States domestic company effective January 1, 2020. These United States reporting obligations require the Company’s financial statements and financial data to be presented under United States generally accepted accounting principles (“U.S. GAAP”) beginning with its first annual report on Form 10-K. While the full extent of the changes resulting from the transition to U.S. GAAP reporting has not yet been finalized, the Company has determined that it will report its biological asset under U.S. GAAP using historical cost, rather than using fair market value as required under IFRS. The Company intends to file its first annual report on Form 10-K with the SEC in the near future using U.S. GAAP for its year ended December 31, 2019 results.

In order for the Company to issue its year-end 2019 financial statements using U.S. GAAP, the Company must first restate all of its fiscal 2018 and 2019 IFRS quarterly financial statements using U.S. GAAP. Solely as a result of this accounting framework change, the Company’s 2018 and 2019 quarterly net income figures presented under U.S. GAAP are expected to differ from the comparable quarterly net income figures that have been presented under IFRS. One of the reasons for the expected changes in the net income figures relates to how the Company will recognize the financial results of the Joint Venture in the Company’s U.S. GAAP financial statements and how the biological assets of the Company and its joint ventures are reported. Under IFRS, biological assets are reported at fair value and changes in the fair value of biological assets are recorded each quarter in income. Under U.S. GAAP, however, biological assets will be reported at their historical cost so their value will not change quarter to quarter like it did under IFRS’ fair market value accounting rule. Although this differing accounting treatment of biological assets is one of the material differences between IFRS and U.S. GAAP accounting, it is simply an accounting matter which has no impact whatsoever on the Company’s or the Joint Venture’s underlying businesses and operations.

MATERIAL CHANGES TO CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Company since September 30, 2019, the date of the Q3 Financial Statements, which have not been disclosed in the Prospectus or in the documents incorporated by reference therein.

DESCRIPTION OF SHARES

The Company is authorized to issue an unlimited number of Shares, an unlimited number of preferred shares (“Preferred Shares’) and an unlimited number of special voting shares (“Special Shares”), of which 52,656,669 Shares, no Preferred Shares and no Special Shares were issued and outstanding as of the close of business on March 18, 2020.

Each Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per Share at such meetings (other than meetings at which only the holders of another class of shares are entitled to vote separately as a class). The Shares entitle the holders thereof to receive, in any year, dividends on the Shares as and when declared by the board of directors of the Company, provided that payment of such dividends is not prohibited under law and after payment of any applicable amounts to which holders of any Preferred Shares may be entitled. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment of or other proper provision for all of the liabilities of the Company and the payment of any amounts payable to holders of the Preferred Shares, the holders of the Shares will be entitled to share pro rata in all remaining property or assets of the Company.

The ability of a beneficial owner of Shares to pledge such Shares or otherwise take action with respect to such shareholder’s interest in such Shares (other than through a CDS participant) may be limited due to the lack of a physical share certificate. The Company has the option to terminate the registration of the Shares through the book-entry system in which case definitive certificates for the Shares in fully registered form would be issued to beneficial owners of such Shares or their nominees.

The Company has no current plans to pay dividends as it is growth focused. The amount of any dividends payable by the Company will be at the discretion of the board of directors of the Company and may vary depending on, among other things, the Company’s earnings, financial requirements for the Company’s operations, growth opportunities, debt covenants, the satisfaction of the solvency tests imposed by the CBCA for declaration and payment of dividends and the conditions existing from time to time.

Further information relating to the Shares and the share capital of the Company is set out in the Annual Information Form, which is incorporated by reference herein.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated March 19, 2020 between the Company and the Underwriter (the “Underwriting Agreement”), the Company has agreed to sell and the Underwriter has agreed to purchase on the Closing Date, an aggregate of 3,125,000 Offered Shares at a purchase price of $3.20 per Offered Share, payable in cash to the Company by the Underwriter against delivery of the Offered Shares for aggregate gross proceeds of $10,000,000. The Underwriter will receive an aggregate fee of $600,000 (or 6% of the gross proceeds of the Offering), excluding any fees payable pursuant to the Over-Allotment Option. The Offering Price of the Offered Shares was determined by negotiation between the Company and the Underwriter.

In addition, the Company has granted to the Underwriter the Over-Allotment Option exercisable in whole or in part for a period of 30 days from the closing of the Offering to purchase up to 468,750 Over-Allotment Shares on the same terms as set out above. The Underwriting Agreement provides that the Company will pay the Underwriter a fee of $0.192 per Over-Allotment Share with respect to Over-Allotment Shares issued under the Over-Allotment Option. This Prospectus qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Shares forming part of the Underwriter’s over-allocation position acquires those Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. In the event that the Over-Allotment Option is exercised in full, the aggregate Underwriter’s Fee shall be $690,000.

The Underwriter proposes to offer the Offered Shares initially at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by purchasers to the Underwriter for the Offered Shares is less than the price paid by the Underwriter to the Company.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at their discretion pursuant to standard “regulatory out”, “material change out”, “disaster out” and “breach of agreement out” provisions and upon the occurrence of certain other stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares that they have agreed to purchase if any of the Offered Shares are purchased under the Underwriting Agreement.

The Company has applied to have the Offered Shares listed on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements. The Company will provide notice of the Offering to the NASDAQ in accordance with the rules of that exchange.

Pursuant to the amended and restated securityholders’ agreement dated December 31, 2009, between, among others, the Company and Michael DeGiglio (the “Securityholders’ Agreement”), Michael DeGiglio has waived his pre-emptive rights in connection with the Offering. No other person currently holds any pre-emptive rights under the Securityholders’ Agreement or any other agreement with the Company.

Under the Underwriting Agreement, the Company has agreed that it will not, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, issue or sell (or agree or announce any such agreement to issue or sell), directly or indirectly (except in certain limited circumstances), any equity securities or other securities convertible into or exchangeable for equity securities, for the period up to and including 90 days after the Closing Date. In addition, under the Underwriting Agreement, it is a condition of closing of the Offering that each of the directors and officers of the Company agree that he or she will not, without the prior written consent of the Underwriter, sell (or agree or announce any such agreement to sell), directly or indirectly (except in certain limited circumstances), any Shares or other securities convertible into or exchangeable for Shares, for the period up to and including 30 days after the Closing Date, other than pursuant to a bona fide take-over bid or similar transaction made generally to all shareholders of the Company.

The Offered Shares have not been, and will not be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or the securities laws of any state of the United States and, accordingly, may not be offered, sold or delivered, directly or indirectly, in the United States except in accordance with the Underwriting Agreement and pursuant to an exemption from registration under the U.S. Securities Act and applicable United States state securities laws.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering will be conducted under the NCI system. Offered Shares registered in the name of CDS or its nominee will be deposited electronically with CDS on an NCI basis at closing. A subscriber who purchases Offered Shares will generally only receive a customer confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS participant.

In accordance with rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period of distribution, bid for or purchase Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. As a result of these activities, the price of the Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time.

USE OF PROCEEDS

The estimated net proceeds to the Company from the Offering, after deducting the Underwriter’s Fee and the expenses of the Offering (estimated to be $250,000), will be approximately $9.15 million (or approximately $10.56 million if the Over-Allotment Option is exercised in full). The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, which may include contributing additional equity capital in the Joint Venture. The Company has not definitively determined how all of the net proceeds of the Offering will be spent as any decisions in respect thereof will be dependent upon, among other things, market conditions and competitive pressures which may evolve and develop in the future. As such, the potential uses of proceeds described above are based on the Company’s best estimates as of the date of this prospectus supplement and are subject to change. See “Risk Factors – Risks Related to the Offering – Use of Proceeds”.

The Company had negative cash flow from operating activities for the fiscal year ended December 31, 2018. The Company’s cash flow from operations may be affected in the future by expenditures incurred by the Company to continue to develop its cannabis and hemp businesses. The Company, however, does not currently intend to use the net proceeds of this Offering to fund any negative cash flow from operating activities that may occur in future periods. See “Risk Factors – Risks Related to the Offering – Negative Cash Flow from Operations”.

PRIOR SALES

The Company has not completed any sales of Shares, or securities convertible or exchangeable into Shares, during the 12-month period preceding the date of this prospectus supplement, except as described below:

Date Issued	Number of Securities Issued	Issue/Exercise Price Per Share	Nature of Issuance
March 18, 2019	1,000	$2.20	Option Exercise
March 20, 2019	3,333	$6.00	Option Exercise
April 4, 2019	300,000	$2.07	Warrant Exercise
April 18, 2019	1,000,000	$20.00	Prospectus Financing
May 16, 2019	25,000	$1.10	Option Exercise
May 16, 2019	1,000	$2.20	Option Exercise
May 22, 2019	45,000	$18.28	Performance-Based Restricted Share Units
May 30, 2019	1,200	$2.20	Option Exercise
June 5, 2019	80,000	$17.22	Performance-Based Restricted Share Units
June 19, 2019	8,333	$2.20	Option Exercise
June 25, 2019	1,250	$0.83	Option Exercise
July 22, 2019	2,000	$2.20	Option Exercise
August 3, 2019	12,000	$15.82	Performance-Based Restricted Share Units
August 16, 2019	1,500	$2.20	Option Exercise
August 21, 2019	3,466	$2.20	Option Exercise
August 29, 2019	2,500	$1.48	Option Exercise
September 3, 2019	20,000	$14.37	Performance-Based Restricted Share Units
September 5, 2019	1,750	$0.83	Option Exercise
September 26, 2019	20,000	$1.24	Option Exercise
September 26, 2019	3,333	$12.12	Performance-Based Restricted Share Units
October 22, 2019	3,059,000	$9.40	Prospectus Financing
November 1, 2019	1,000	$10.75	Performance-Based Restricted Share Units
November 19, 2019	5,000	$8.27	Performance-Based Restricted Share Units
November 25, 2019	4,000	$8.36	Performance-Based Restricted Share Units
December 4, 2019	9,000	$8.30	Performance-Based Restricted Share Units
December 5, 2019	3,334	$2.20	Option Exercise
December 18, 2019	60,000	$7.21	Performance-Based Restricted Share Units
December 18, 2019	40,000	$7.21	Performance-Based Restricted Share Units
December 23, 2019	10,000	$7.50	Performance-Based Restricted Share Units
December 23, 2019	100,000	$0.94	Option Exercise
December 26, 2019	25,000	$1.24	Option Exercise

TRADING PRICE AND VOLUME

The following table sets forth the high and low prices and volumes for the Shares traded on the TSX and NASDAQ for the 12-month period prior to the date of this prospectus supplement.

	TSX			NASDAQ
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2019
March	24.25	13.84	68,303,780	18.10	11.00	36,547,479
April	22.49	13.12	51,739,537	16.91	9.81	47,195,116
May	19.30	13.90	23,876,627	14.38	10.29	23,751,052
June	18.36	14.24	10,647,496	13.86	10.81	12,789,803
July	15.83	11.69	12,886,412	12.06	8.89	19,678,195
August	19.29	13.36	12,172,867	14.60	10.05	20,245,852
September	16.48	11.26	8,708,340	12.53	8.50	13,367,511
October	12.65	8.54	13,813,436	9.49	6.50	20,669,980
November	11.79	7.50	17,605,217	8.90	5.70	23,584,419
December	9.18	7.13	8,578,044	6.93	5.40	13,146,185
2020
January	8.75	6.75	10,507,492	6.70	5.16	20,029,944
February	7.75	5.10	10,866,330	5.82	3.85	17,241,051
March 2-18	5.93	3.38	12,430,560	4.50	2.31	13,140,952

RISK FACTORS

An investment in the Offered Shares is subject to a number of risks, including those set forth herein and in the Annual Information Form and the Annual MD&A, all of which are incorporated by reference herein. Prospective investors should carefully consider these risks, in addition to information contained in this prospectus supplement and the information incorporated by reference in the Prospectus, before purchasing Offered Shares. If any of these or other risks occur, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially and adversely impacted. In that case, the trading price of the Offered Shares could decline and investors could lose all or part of their investment in the Offered Shares. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the below described risks or other unforeseen risks. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business prospects, financial condition, results of operations and/or cash flows.

Risks Related to the Joint Venture

Customer Credit Risk

In light of the recent volatility in the cannabis sector generally, certain of the Joint Venture’s wholesale customers may encounter financial difficulties that could result in the Joint Venture being unable to collect some or all of its accounts receivable from those customers. Accordingly, the Joint Venture is subject to credit risk in relation to its accounts receivable with its spot market and other wholesale customers. Disputes between the Joint Venture and its wholesale customers may arise in the future relating to the non-payment of accounts receivable and may escalate to litigation or other dispute resolution processes, which could be protracted, time consuming and expensive, and there can be no assurance that the Joint Venture will be successful in any such disputes. The foregoing could have a material adverse impact on the business, financial condition, results of operations and prospects of the Joint Venture, which could in turn have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Risks Related to the Offering

Return on Investment is Not Guaranteed

There can be no assurance regarding the amount of income to be generated by the Company. The Offered Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of an Offered Share on any date in the future. The market value of the Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

Potential Volatility of Share Price

The market price for Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company; (iv) addition or departure of the Company’s executive officers and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on outstanding Shares; (vi) sales or perceived sales of additional Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industries or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Shares by those institutions, which could materially adversely affect the trading price of the Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Company’s operations and the trading price of the Shares may be materially adversely affected.

Dilution

The number of Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, issue additional Shares from time to time subject to the rules of any applicable stock exchange on which the Shares are then listed and applicable securities law. The issuance of any additional Shares may have a dilutive effect on the interests of holders of Offered Shares. To the extent that any of the net proceeds of the Offering remain un-invested pending their use, or are used to pay down existing indebtedness with a low interest rate, the Offering may result in substantial dilution on a per Share basis to the Company’s net income and certain other financial measures used by the Company.

Market Discount

The price of the Shares will fluctuate with market conditions and other factors. If a holder of Offered Shares sells its Offered Shares, the price received may be more or less than the original investment. The Shares may trade at a discount from their book value. The Offered Shares may trade at a price that is less than the Offering Price. This risk may be greater for investors who sell their Offered Shares relatively shortly after closing of the Offering.

Use of Proceeds

The Company intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under “Use of Proceeds” if it believes that it would be in the best interests of the Company to do so or if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

Negative Cash Flow from Operations

The Company had negative cash flow from operating activities for the fiscal year ended December 31, 2018. The Company’s cash flow from operations may be affected in the future by expenditures incurred by the Company to continue to develop its cannabis and hemp businesses. To the extent the Company has negative cash flow from operating activities in future periods, the Company may use a portion of its general working capital to fund such negative cash flow.

General Economic Risks

Global Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Shares. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Company’s financial results and operations is uncertain. It is possible, however, that the Company’s business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

LEGAL MATTERS

Certain legal matters in connection with the issue and sale of the Offered Shares offered by this prospectus supplement will be passed upon at the date of closing of the Offering on behalf of the Company by Torys LLP and on behalf of the Underwriter by Fasken Martineau DuMoulin LLP.

As of the date hereof, Torys LLP, as a group, and Fasken Martineau DuMoulin LLP, as a group, respectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the Public Company Accounting Oversight Board auditing and independence standards and the securities laws and regulations administered by the SEC. The consolidated financial statements of the Company as at and for the years ended December 31, 2018 and 2017 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP on the authority of such firm as experts in auditing and accounting.

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia or Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Michael A. DeGiglio, John P. Henry, David Holewinski, Stephen C. Ruffini and Dr. Roberta Cook (the “Non-Resident Persons”) are each directors and/or officers of the Company who reside outside of Canada. Each of the Non-Resident Persons has appointed the Company as their agent for service of process. The Company’s address for service of process is 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A number of the Company’s directors and officers and the experts named in this prospectus supplement reside principally in Canada, and certain of the assets of the Company and these persons are located outside the United States. In addition, the Underwriter is not resident in the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a United States court judgment predicated upon the civil liability provisions of the United States federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the initial filing of the Company’s Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation as the Company’s agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement: (a) the documents listed under the heading “Documents Incorporated by Reference”; (b) powers of attorney from the Company’s directors or officers, as applicable; (c) the consent of PricewaterhouseCoopers LLP; (d) Torys LLP; (e) the consent of Fasken Martineau DuMoulin LLP; and (f) the Underwriting Agreement. Concurrently with the initial filing of the Registration Statement, the Company separately filed a Form F-X with the SEC. See “Enforceability of Civil Liabilities”.

PART I – INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.

This prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada, other than the province of Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Village Farms International, Inc., at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3 (telephone: (407) 936-1190, ext. 340), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 20, 2019

VILLAGE FARMS INTERNATIONAL, INC.

US$100,000,000

Common Shares

Village Farms International, Inc. (the “Company”) may from time to time during the 25 months that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains valid, offer for sale and issue common shares in the capital of the Company (the “Common Shares”) up to an aggregate initial offering price of US$100,000,000 (or the equivalent amount if any Common Shares are issued for consideration in another currency). The Common Shares may be offered in amounts, at prices and on terms to be set forth in one or more prospectus supplements (a “Prospectus Supplement”). All shelf information omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which such Prospectus Supplement pertains.

The specific terms of any offering of Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Common Shares, the offering price (or the method of determining the offering price) and any other specific terms.

The Company may sell Common Shares to or through underwriters or dealers or to purchasers directly or through agents. Please see “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Common Shares, the number of Common Shares to be purchased by any underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Common Shares will be subject to approval of certain legal matters on behalf of the Company by Torys LLP, Toronto.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VFF” and are also listed on the NASDAQ Capital Market (“NASDAQ”) under the trading symbol “VFF”.

The Company’s head and registered office is located at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3 (telephone: (604) 940-6012).

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Common Shares should be aware that such requirements are different from those of the U.S. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), that were applicable as at the date of the financial statements, and thus may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a Prospectus Supplement in the future, will be prepared in accordance with IFRS.

Purchasers of the Common Shares should be aware that the acquisition of the Common Shares may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Common Shares should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of the Common Shares and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are not residents of the U.S., and that a substantial portion of the assets of the Company and said persons are located outside the U.S.

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, expansion plans, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this Prospectus and in the documents incorporated by reference herein include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; risks related to the Pure Sunfarms Corp. joint venture for the production of cannabis (the “Joint Venture”), including the Joint Venture’s ability to obtain licenses for its Delta 2 greenhouse facility as well as additional licenses under the Cannabis Act for its Delta 3 greenhouse facility, risks relating to conversion of the Company’s greenhouses to cannabis production, the ability to cultivate and distribute cannabis in Canada; risks related to the start-up operations of growing hemp in the United States, including regulatory and statutory rules and regulations at federal (Food and Drug Administration and United States Department of Agriculture), state and municipal levels, general and hemp specific farming risks, as well as general business risks involved with commencement of new business operations.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian and United States economies will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that market conditions within the greenhouse produce and Canadian cannabis industries generally will be consistent with the current climate, that the U.S. hemp business will not be adversely impacted by the evolving United States federal and state regulatory and statutory regime, and that the United States and Canadian capital markets will provide the Company with access to equity and/or debt at reasonable prices or rates when required.

Although the forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including the Company’s Annual Information Form (as defined below) and management’s discussion and analysis that are incorporated by reference in this Prospectus.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this Prospectus and in the documents incorporated by reference herein relate only to events or information as of the date on which the statements are made in this Prospectus or the respective date of the applicable document incorporated by reference herein. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the provincial securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies subject to the applicable provisions of the U.S. Exchange Act.

The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide the investor with different information. The Company is not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

EXCHANGE RATE INFORMATION

All references to “$”, “C$” or “Canadian dollars” included or incorporated by reference into this Prospectus refer to Canadian dollar values. All references to “US$” or “United States dollars” are used to indicate U.S. dollar values.

The rate of exchange on June 19, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.00 equals US$0.7495 and for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3343.

The following table sets forth, for each of the periods indicated, the high, low, average and period end spot rates for US$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year ended December 31,		Three months ended March 31,
	2018 (C$)	2017 (C$)	2019 (C$)	2018 (C$)
High	1.3642	1.3743	1.3600	1.3088
Low	1.2288	1.2128	1.3095	1.2288
Average	1.2957	1.2986	1.3295	1.2647
Period End	1.3642	1.2545	1.3363	1.2894

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the year ended December 31, 2018 dated March 20, 2019 (the “Annual Information Form”);

(b)	the Company’s management information circular dated May 21, 2019 in connection with the annual meeting of shareholders to be held on June 25, 2019;

(c)

the audited consolidated financial statements of the Company for the financial years ended December 31, 2018 and December 31, 2017, and the notes thereto together with the report of the independent auditors thereon (the “Annual Financial Statements”);

(d)	management’s discussion and analysis of the Company dated March 13, 2019, for the Annual Financial Statements;

(e)	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and March 31, 2018, and the notes thereto (the “Q1 Financial Statements”);

(f)	management’s discussion and analysis of the Company dated May 9, 2019, for the Q1 Financial Statements;

(g)

the Company’s material change report dated April 3, 2019 in respect of the exercise by the Joint Venture of its option to lease the Company’s existing 1.1 million square foot Delta 2 greenhouse facility; and

(h)

the Company’s material change report dated April 4, 2019 in respect of the distribution to the public of 1,000,000 Common Shares at a price of $20.00 per Common Share pursuant to the (final) short form prospectus of the Company dated April 12, 2019 (the “April 2019 Public Offering”).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any documents of the types referred to in the preceding paragraphs (a) through (h) (other than confidential material change reports, if any), together with any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements), as well as all Prospectus Supplements, business acquisition reports and other documents disclosing additional or updated information filed by the Company with the securities regulatory authorities in any of the provinces of Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of reports on Form 6-K, if and to the extent expressly provided in such report). The Company’s reports on Form 6-K and its annual report on Form 40-F are available at the SEC’s website at www.sec.gov. In addition, the Company may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and prospective purchasers of Common Shares should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms applicable to the issuance of Common Shares and other information in relation to such issuance will be delivered, together with this Prospectus, to purchasers and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Common Shares to which such Prospectus Supplement pertains.

Upon a new annual information form and the related audited comparative consolidated financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited comparative consolidated financial statements and related management’s discussion and analysis, and all unaudited comparative interim consolidated financial statements and related management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of the Company’s financial year in respect of which the new annual information form was filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offerings of Common Shares hereunder.

THE COMPANY

The Company is a corporation incorporated under the Canada Business Corporations Act (the “CBCA”). The head and registered office of the Company and each of its Canadian subsidiaries is located at 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3.

The Company is one of the largest and longest-operating vertically integrated greenhouse growers in North America. The Company’s vegetables are grown hydroponically (without the use of soil) in a glass enclosed, high technology environment using sophisticated computer systems to control irrigation, fertilizers, carbon dioxide, light, temperature, ventilation, humidity and other climatic factors. The Company’s tomatoes are produced by plants that have been selected for their taste, quality and other characteristics and are not genetically modified.

The Company owns and currently operates a total of six greenhouse facilities in British Columbia and Texas.

In June 2017, the Company entered into the Joint Venture with Emerald Health Therapeutics Inc. (“Emerald”) with the objective of seeking to achieve large-scale, low-cost, high quality cannabis production. The Joint Venture was formed by way of a corporation named “Pure Sunfarms Corp.”, which is 50% owned by the Company and 50% owned by Emerald, and has the purpose of carrying on the business of the Joint Venture.

In February 2019, the Company entered into a joint venture with Nature Crisp LLC to pursue the outdoor cultivation of high percentage CBD hemp and CBD extraction in multiple states throughout the United States. This joint venture was formed by way of a corporation named “Village Fields Hemp USA, LLC” (“Village Fields Hemp”), which is 65% owned by the Company and 35% owned by Nature Crisp LLC.

On May 24, 2018, the Company completed a private placement of 1,886,793 Shares. The Company utilized the net proceeds from this prior private placement offering in a manner consistent with that described in the press release of the Company dated May 18, 2018, namely to contribute capital to the Joint Venture and for general working capital purposes.

On October 12, 2018, the Company completed a public offering of 3,097,200 Shares pursuant to a (final) short form prospectus of the Company dated October 4, 2018. The Company utilized the net proceeds from this prior prospectus offering in a manner consistent with that described in the “Use of Proceeds” section of such (final) short form prospectus, namely for working capital purposes, which included funding certain capital needs of the Joint Venture.

On April 18, 2019, the Company completed the April 2019 Public Offering. The Company utilized the net proceeds from the April 2019 Public Offering in a manner consistent with that described in the “Use of Proceeds” section of the (final) short form prospectus for the April 2019 Public Offering, namely for working capital purposes, including the growth capital needs of the Company’s U.S. hemp business.

Further information regarding the Company and its business is set out in the Annual Information Form, which is incorporated herein by reference.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since March 31, 2019, the date of the Q1 Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

On May 21, 2019, the Company entered into an agreement with Arkansas Valley Hemp, LLC (“AV Hemp”) to form a joint venture for the outdoor cultivation of high-CBD hemp and CBD extraction in the State of Colorado. The joint venture, Arkansas Valley Green and Gold Hemp LLC, is 60% owned by the Company, 35% owned by AV Hemp and 5% owned by Village Fields Hemp.

On May 23, 2019, the Company announced that it had begun conversion of half of its 1.3 million square foot Permian Basin greenhouse facility located in Monahans, Texas, for both cultivation of high-CBD hemp and CBD extraction.

MATERIAL CHANGES TO CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Company since March 31, 2019, the date of the Q1 Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

DESCRIPTION OF COMMON SHARES

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per Common Share at such meetings (other than meetings at which only the holders of another class of shares are entitled to vote separately as a class). The Common Shares entitle the holders thereof to receive, in any year, dividends on the Common Shares as and when declared by the board of directors of the Company, provided that payment of such dividends is not prohibited under law and after payment of any applicable amounts to which holders of any preferred shares in the capital of the Company (“Preferred Shares”) may be entitled. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment of or other proper provision for all of the liabilities of the Company and the payment of any amounts payable to holders of the Preferred Shares, the holders of the Common Shares will be entitled to share pro rata in all remaining property or assets of the Company.

The Company has no current plans to pay dividends as it is growth focused. The amount of any dividends payable by the Company will be at the discretion of the board of directors of the Company and may vary depending on, among other things, the Company’s earnings, financial requirements for the Company’s operations, growth opportunities, debt covenants, the satisfaction of the solvency tests imposed by the CBCA for declaration and payment of dividends and the conditions existing from time to time.

Further information relating to the Common Shares and the share capital of the Company is set out in the Annual Information Form, which is incorporated by reference herein.

PLAN OF DISTRIBUTION

The Company will sell the Common Shares to or through underwriters or dealers or purchasers directly or through agents. A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Common Shares, the proceeds to the Company from the sale of the Common Shares, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

In connection with any offering of Common Shares, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Underwriters, dealers and agents who participate in the distribution of the Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

TRADING PRICE AND VOLUME

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX, NASDAQ and the OTCQX International marketplace (“OTCQX”) for the preceding 12-month period.

	TSX			NASDAQ/OTCQX(1)
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2018
June	7.91	5.54	11,705,236	6.01	4.30	2,572,230
July	6.47	4.90	4,845,747	5.00	3.74	2,274,171
August	7.44	4.85	7,532,497	5.95	3.68	3,334,318
September	8.53	6.42	17,151,288	6.58	4.87	8,369,922
October	7.80	4.87	11,845,811	6.00	3.60	7,006,049
November	6.80	5.28	7,267,263	5.29	4.00	2,911,511
December	5.76	3.98	7,134,980	4.32	2.93	3,580,637
2019
January	7.33	4.21	9,990,203	5.59	3.06	3,306,707
February	14.83	7.29	40,472,867	11.25	5.57	16,760,959
March	24.25	13.84	68,303,780	18.10	11.00	36,547,479
April	22.19	13.12	51,739,537	16.91	9.81	47,195,116
May	19.30	13.90	23,876,627	14.38	10.29	23,751,052
June 3-19	18.36	15.50	7,111,842	13.86	11.56	7,988,615

Note:

(1)	The Common Shares ceased trading on the OTCQX and began trading on NASDAQ as of February 15, 2019.

PRIOR SALES

The Company has not completed any sales of Common Shares, or securities convertible or exchangeable into Common Shares, during the 12-month period preceding the date of this Prospectus, except as described below:

Date Issued	Number of Securities Issued	Issue/Exercise Price Per Share	Nature of Issuance
August 15, 2018	20,000	$5.16	Performance-Based Restricted Share Units
September 7, 2018	5,000	$1.48	Option Exercise
September 12, 2018	6,667	$1.24	Option Exercise
September 12, 2018	3,333	$7.53	Performance-Based Restricted Share Units
September 18, 2018	15,000	$7.78	Performance-Based Restricted Share Units
October 12, 2018	3,097,200	$7.13	Prospectus Financing
October 22, 2018	2,000	$5.90	Performance-Based Restricted Share Units
October 30, 2018	3,000	$0.84	Option Exercise
November 15, 2018	10,000	$6.34	Performance-Based Restricted Share Units
November 27, 2018	8,333	$0.84	Option Exercise
February 2, 2019	3,333	$6.00	Option Exercise
February 19, 2019	6,000	$10.77	Performance-Based Restricted Share Units
February 19, 2019	8,333	$2.20	Option Exercise
February 27, 2019	200,000	$13.40	Options Issuance
March 12, 2019	310,000	$18.20	Options Issuance
March 15, 2019	144,000	$19.50	Performance-Based Restricted Share Units
March 18, 2019	1,000	$2.20	Option Exercise
March 20, 2019	3,333	$6.00	Option Exercise
April 4, 2019	300,000	$2.07	Warrant Exercise
April 18, 2019	1,000,000	$20.00	Prospectus Financing
May 16, 2019	26,000	$17.69	Option Exercise
May 20, 2019	45,000	$17.72	Performance-Based Restricted Share Units
May 30, 2019	1,200	$17.18	Option Exercise
June 6, 2019	80,000	$17.22	Performance-Based Restricted Share Units

RISK FACTORS

Prospective investors in a particular offering of Common Shares should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein and therein, the risks described in the Company’s annual information form and management’s discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of Common Shares.

AUDITORS AND TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. The consolidated financial statements of the Company as at and for the years ended December 31, 2018 and 2017 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP on the authority of such firm as experts in auditing and accounting.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia or Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the offering of Common Shares will be passed upon on behalf of the Company by Torys LLP. As of June 19, 2019, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Company.

AGENTS FOR SERVICE OF PROCESS

Michael A. DeGiglio, John P. Henry, David Holewinski, Stephen C. Ruffini and Dr. Roberta Cook (the “Non-Resident Persons”) are each directors and/or officers of the Company who reside outside of Canada. Each of the Non-Resident Persons has appointed the Company as their agent for service of process. The Company’s address for service of process is 4700-80th Street, Delta, British Columbia, Canada, V4K 3N3.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Some of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the U.S. The Company has appointed an agent for service of process in the U.S. but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon the Company or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning an offering of Common Shares under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors and counsel; and the powers of attorney from the directors and certain officers of the Company.